SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement
Under Section 14(d)(1) or 13(e)(3) of the Securities Exchange Act of 1934
(AMENDMENT NO. 2)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
(Name of Subject Company)

INVERSIONES TELEFÓNICA INTERNACIONAL HOLDING LIMITADA
Telefónica, S.A.
(Names of Filing Persons)
American Depositary Shares
(Each Representing 4 Shares of Series A Common Stock, no par value)
(Title of Class of Securities)
204449300
(CUSIP Number of Class of Securities)
Shares of Series A Common Stock, no par value, and Shares of Series B Common Stock, no par value
(Title of Class of Securities)
n/a
(CUSIP Number of Class of Securities)

Marcía García-Legaz Ponce
Head of Investor Relations
Distrito C, Ronda de la Comunicación, s/n
28050 Madrid, Spain
Tel. 011 34 91 482 870
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Stephen G. Rooney, Esq.
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, New York 10019-6092
(212) 259-8000
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)(3)
$340,117,759.10	$13,366.63

(1)	Estimated solely for the purpose of determining the filing fee. The transaction valuation is calculated by adding (A) the product of (x) 180,702,226 (which is the sum of the number of Compañía de Telecomunicaciones de Chile S.A. Series A Shares represented by American Depositary Shares, each representing 4 Series A Shares, and an estimate of the maximum number of Series A Shares held by U.S. holders) times (y) the purchase price of Ch$ 1,000 per Series A Share, net in cash, converted to U.S. dollars using an exchange rate of Ch$532.42 to U.S.$ 1.00, the Observed Exchange Rate (as defined in the Offer to Purchase) as of September 16, 2008 and (B) the product of (x) 425,857 (which is the estimate of the maximum number of Compañía de Telecomunicaciones de Chile S.A. Series B Shares held by U.S. Holders) times (y) the purchase price of Ch$ 900 per Series B Share, net in cash, converted to U.S. dollars using an exchange rate of Ch$532.42 to U.S.$ 1.00, the Observed Exchange Rate as of September 16, 2008.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 0.00003930 of the transaction valuation.

(3)	The filing fee was paid on September 16, 2008, the day prior to the initial filing of the Schedule TO.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 3e-4.
☑ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits.
SIGNATURES
EXHIBIT INDEX
EX-99.A.1: OFFER TO PURCHASE

     This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO and Schedule 13E-3 Transaction Statement originally filed with the Securities and Exchange Commission (the “SEC”) on September 17, 2008, as amended by Amendment No. 1 filed on September 17, 2008 (as amended, the “Schedule TO”), relating to the Offer by Telefónica, S.A., a publicly held stock corporation organized and existing under the laws of the Kingdom of Spain (“Telefónica”), and Inversiones Telefónica Internacional Holding Limitada, a limited liability company (sociedad de responsabilidad limitada) organized and existing under the laws the Republic of Chile and indirectly owned by Telefónica (“Purchaser” and, together with Telefónica, the “Bidders”), to purchase any and all of the outstanding shares of Series A common stock, no par value (the “Series A Shares”), and Series B common stock, no par value (the “Series B Shares” and, together with the Series A Shares, the “Shares”), of Compañía de Telecomunicaciones de Chile S.A., a publicly traded stock corporation organized and existing under the laws of the Republic of Chile (the “Company”), other than Shares currently owned by Telefónica Internacional Chile S.A., a corporation organized and existing under the laws the Republic of Chile and indirectly wholly owned by Telefónica (“TICSA”), and any and all of the outstanding American Depositary Shares (“ADSs”) of the Company, each representing four Series A Shares, on the terms and subject to the conditions set forth in the Offer to Purchase, dated September 17, 2008 (the “Offer to Purchase”), and in the related ADS Letter of Transmittal, the Form of Acceptance and the ADS Notice of Guaranteed Delivery (which, as they may be amended and supplemented from time to time, together constitute the “U.S. Offer”), copies of which are filed as Exhibits (a)(1), (a)(2), (a)(3) and (a)(4), respectively, to the Schedule TO. Through a concurrent offer in Chile, Purchaser is offering to purchase any and all of the outstanding Shares, other than Shares currently owned by TICSA, including Shares held by U.S. persons (the “Chilean Offer” and together with the U.S. Offer, the “Offers”).
     The Schedule TO is hereby amended by amending and restating the Offer to Purchase in its entirety as set forth in Exhibit (a)(1) hereto to reflect a minor correction to the Observed Exchange Rate appearing under “The U.S. Offer—Certain Information Concerning the Company” on page 39 of the Offer to Purchase, and certain minor additions to the premium disclosure under “Special Factors—Fairness of the Offers” on page 12 of the Offer to Purchase and to the disclosure about Telefónica’s plans following the completion of the Offer by adding a new second paragraph under “Special Factors—Plans for the Company After the Offers” on page 14 of the Offer to Purchase. The information set forth in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated by reference into this Schedule TO, in response to all items of this Schedule TO including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO.
     Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.
Item 12. Exhibits.
     Item 12 is hereby amended by the following:

Exhibit No.	Description

Exhibit (a)(1)	Offer to Purchase, dated September 17, 2008.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule TO is true, complete and correct.

Dated: September 19, 2008	TELEFÓNICA S.A.
	By:	/s/ Jorge Abadía Pozuelo
		Name:	Jorge Abadía Pozuelo
		Title:	Authorized Signatory

By:	/s/ Ernesto López Mozo
	Name:	Ernesto López Mozo
	Title:	Authorized Signatory

INVERSIONES TELEFÓNICA INTERNACIONAL HOLDING LIMITADA
By:	/s/ Jorge Abadía Pozuelo
	Name:	Jorge Abadía Pozuelo
	Title:	Authorized Signatory

By:	/s/ Ernesto López Mozo
	Name:	Ernesto López Mozo
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description

Exhibit (a)(1)	Offer to Purchase, dated September 17, 2008.